DONALD R. REYNOLDS

dreynolds@wyrick.com

July 13, 2007

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Amy C. Bruckner, Senior Accountant

Re:	Chelsea Therapeutics International, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 12, 2007

File No. 005-81457

Dear Ms. Bruckner:

We write this letter on behalf of our client Chelsea Therapeutics International, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 15, 2007. The comments are repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 35

1. We acknowledge the information included in the section entitled “Product Pipeline Summary” beginning on page 1, as well as the information included in your “Results of Operations” discussion. However, we believe that your

Amy C. Bruckner

July 13, 2007

disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please then provide us with the following information, in a disclosure-type format, for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion date;

d.	The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely; and, finally

e.	The period in which material net cash inflows from your significant projects are expected to commence.

Regarding a., if you do not maintain research and development costs by project, please tell us why management does not maintain and evaluate research and development costs by project. Include other quantitative or qualitative analyses that indicate the amount of the company’s resources being used on these projects.

Regarding b. and c., please provide us with the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please tell us the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

In future filings, beginning with Chelsea’s Form 10-K for the period ending December 31, 2007, Chelsea will provide enhanced disclosures about historical research and development expenses and estimated future expenses related to its major research and development projects. The costs incurred during each period presented would be provided in the discussion of results of operations for the period, under the subheading “Research and development expenses.”

The other additional disclosure that Chelsea proposes in response to this comment would be substantially as set forth below. As it would appear

Amy C. Bruckner

July 13, 2007

in a Form 10-K, this disclosure would replace the existing paragraph under the subheading “Research and Development” on page 33 of the 2006 Form 10-K:

From an expense perspective, we currently have three major research and development projects: droxidopa for symptomatic neurogenic orthostatic hypotension, or NOH; our antifolate compounds, including CH-1504, for rheumatoid arthritis; and the I-3D portfolio of therapeutics we are co-developing with Active Biotech for autoimmune disease and transplantation. Research and development expenses consist primarily of costs associated with determining feasibility, licensing and pre-clinical and clinical testing of our licensed pharmaceutical product candidates, including salaries and related personnel costs, milestone payments to licensors, fees paid to consultants and outside service providers for drug manufacture and development, certain legal expenses and other expenses. All of our major research and development projects subject us to drug development and regulatory risks, including specifically risks of delays and cost over-runs that could be material to our financial condition and results of operations. For certain programs, including our antifolates and I-3D portfolio, we rely on collaborative partners or our ability to enter into collaborations on favorable terms in order to advance candidates and pay a portion of the research and development expenses. See “Item 1A. Risk Factors.”

Droxidopa. Through December 31, 2006, we had spent approximately $2.1 million in research and development expenses on droxidopa. Assuming we do not enter into an out-license, development or other collaborative agreement with respect to this compound, we estimate that subsequent to that date we will need to incur approximately $25.0 million more, primarily to complete our Phase III clinical trials and submit an NDA to the FDA, to complete development of droxidopa for NOH. Assuming its approval for marketing, we currently estimate launch of this product and initial sales or royalty revenue from it no sooner than 2009.

Antifolates. Through December 31, 2006, we had spent approximately $10.4 million in research and development expenses on CH-1504 and other antifolates. We intend to seek a partner to assist in the development of this compound after Phase II proof of concept studies for rheumatoid arthritis. We estimate that subsequent to December 31, 2006 we will need to incur approximately $9.0 million more for the trials related to proof of concept, which we expect to complete in 2008. Assuming we enter into an out-license, development or other collaborative agreement for this program, we might receive upfront and milestone payments beginning in 2009, and assuming its approval for marketing, we currently estimate launch of this product and initial royalty revenue from it no sooner than 2012.

Amy C. Bruckner

July 13, 2007

I-3D portfolio. Through December 31, 2006, we had spent approximately $1.7 million in research and development expenses on the I-3D portfolio of compounds we are co-developing with Active Biotech. We are conducting compound discovery work on the portfolio to try to identify one or more lead compounds, and therefore have yet to estimate the amount of expenses it will take to move beyond this stage to potential revenue generation. Subsequent to December 31, 2006 Chelsea’s portion of additional discovery costs should be at least $1.5 million more.

Notes to Consolidated Financial Statements, page F-7

Stock-Based Compensation, page F-10

2. Please provide additional information to support your volatility rates of 37.66% and “0% to 41.31%” for the years ended December 31, 2006 and 2005. Please also tell why you disclosed a range for fiscal 2005, as opposed to a single volatility value. Address the applicable factors in paragraph A32 of SFAS No. 123R in your response.

We will address Chelsea’s approach to these matters chronologically. For the year ended December 31, 2005, Chelsea used volatility factors ranging from 0.00% to 41.31%. A range was necessitated by Chelsea’s adoption, on a modified prospective approach, of SFAS No. 123R during the year, specifically as of February 11, 2005, the date of its merger with Ivory Capital Corporation and the beginning of Chelsea’s status as a publicly traded business entity.

Prior to February 11, 2005, Chelsea was privately held and therefore had not adopted the provisions of SFAS 123R. Instead it used SFAS No. 123 and the “minimum value” approach thereunder in determining the fair value of options granted. In the “minimum value” approach, volatility is not considered as a factor in determining the fair value, hence the disclosure of a 0.00% volatility rate.

Upon the completion of the merger with Ivory Capital on February 11, 2005, Chelsea adopted, on a modified prospective approach, the provisions of SFAS No. 123R. It valued all subsequent option grants using a volatility factor of 41.31%, which was determined as follows. First, using daily price observations, Chelsea analyzed the volatility of its publicly traded securities over the limited timeframe available (that commencing February 11, 2005, as noted above). Chelsea noted the limited trading activity, the trade intervals and the lack of substantial volume in the market for its securities. Therefore, it determined that the volatility factor calculated utilizing this information likely did not provide a reasonable estimate of future volatility. Therefore, Chelsea then analyzed biotechnology equities traded on the American Stock Exchange,

Amy C. Bruckner

July 13, 2007

because it was then the company’s intent to seek listing on this exchange. Considering the life cycle of development stage, pre-revenue pharmaceutical companies and the expected five-year life of the options issued, Chelsea believed it appropriate to use an approach that reflected the diversification of such entities. This review led Chelsea to look at the companies contained in the AMEX Biotechnology Index (^BTK), which contained a cross-section of companies that more readily reflected the market variabilities Chelsea would experience as the business matured. The volatility of the companies contained in this index, based on daily price observations, over the applicable five-year trading history, was 41.31%.

For the year ended December 31, 2006, using the method described in the immediately preceding sentence, Chelsea used a volatility rate of 37.66% in determining fair value for grants made during the year.

Subsequent to December 31, 2006, Chelsea revisited its volatility calculation and noticed that the volatility factor based on the index was decreasing over time. Considering the status of the company’s business life cycle, Chelsea felt that a decreasing rate of volatility was inappropriate and, at that time, also determined that the use of an index-based approach was inappropriate for the determination of volatility. As such, it revisited the method being utilized to calculate volatility and limited the population to peer companies more closely related to the current status of Chelsea’s business, but with available information for five years. Chelsea also revisited the historical volatility of the company’s publicly traded common stock. Based on the information gathered in this analysis and utilizing a weighted average approach between the volatility of the company’s publicly traded securities and the volatility of similar peer company securities, Chelsea determined that a more appropriate volatility factor was approximately 66.00%.

Upon discussion of these issues with the Company’s independent registered accounting firm, Chelsea revisited the compensation expense that had been recorded during 2006 utilizing the 37.66% volatility factor and 2005 utilizing the 41.31% volatility factor, both determined on an index-based approach, and recalculated the expense impact using the 66.00% volatility factor, determined using specific peer companies. Using both “rollover” and “iron curtain” measurement approaches as outlined in Staff Accounting Bulletin 108, Chelsea deemed, and its independent registered accounting firm agreed, the resulting identified unadjusted error was immaterial and, as such, did not adjust the financial statements or the related disclosures for 2006 and 2005. Note that, for 2006, the identified unadjusted error would have increased total operating expenses by approximately $89,000, and the increase in the reported net loss would have only been 1.0%. For 2005, there was only one option grant made subsequent to the adoption of SFAS No. 123R and the identified unadjusted error would have increased total operating expenses only by approximately $9,000.

Amy C. Bruckner

July 13, 2007

Please be advised that Chelsea is recording all grants made subsequent to December 31, 2006 at the updated volatility rate. Chelsea continues to utilize a weighted average calculation to determine an appropriate volatility factor for options granted to employees and non-employee directors. Until the trading history of the company is available for the five-year periods currently utilized as the expected life of such options, Chelsea intends to continue to follow this approach, revisiting and updating the calculation at each grant date. Chelsea respectfully submits that this approach might necessitate the disclosure of a range of volatilities being utilized during a reporting period should there be multiple grants of options made during that period.

* * * * * * * * *

As requested, please be advised that Chelsea hereby acknowledges that:

•	Chelsea is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Chelsea may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amy C. Bruckner

July 13, 2007

Chelsea respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	J. Nick Riehle